EXHIBIT 12.1
JPMORGAN CHASE & CO.
Computation of Ratio of Earnings to Fixed Charges

Three months ended March 31, (in millions, except ratios)	2007

Excluding Interest on Deposits
Income from continuing operations before income taxes	$7,332

Fixed charges:
Interest expense	5,523
One-third of rents, net of income from subleases (a)	99

Total fixed charges	5,622

Less: Equity in undistributed income of affiliates	(33)

Income from continuing operations before income taxes and fixed charges, excluding capitalized interest	$12,921

Fixed charges, as above	$5,622

Ratio of earnings to fixed charges	2.30

Including Interest on Deposits
Fixed charges, as above	$5,622
Add: Interest on deposits	4,995

Total fixed charges and interest on deposits	$10,617

Income from continuing operations before income taxes and fixed charges, excluding capitalized interest, as above	$12,921
Add: Interest on deposits	4,995

Total income from continuing operations before income taxes, fixed charges and interest on deposits	$17,916

Ratio of earnings to fixed charges	1.69

(a)	The proportion deemed representative of the interest factor.